Exhibit 99.1

Eco Wave Power’s Jaffa Port Wave Energy Station Receives Final Grant Funding from Israeli Ministry of Energy, Marking the Official Completion of the Project

TEL AVIV, ISRAEL (July 11, 2023) – Eco Wave Power Global AB (publ) (Nasdaq Capital Market: WAVE) (“Eco Wave Power'' or “EWP” or the “Company”), a leading, publicly traded onshore wave energy company, announced today that its landmark EWP-EDF One wave energy power station in the Port of Jaffa, Israel, has received the final grant funding from the Israeli Ministry of Energy, marking the official completion of the project.

The wave energy project, executed in collaboration with EDF Renewables IL, and with co-funding from the Israeli Ministry of Energy, which recognized the Eco Wave Power’s technology as a “Pioneering Technology”, is set to be Israel’s first onshore wave energy power station, officially connected to the national electrical grid.

The EWP-EDF One power station has an installed capacity of 100 KW and is made up of 10 floaters along the Port of Jaffa’s pre-existing breakwater. Each floater connects to Eco Wave Power’s patented energy conversion unit, which is located on land, enabling easy access for operation and maintenance.

“We are grateful for the funding from the Israeli Ministry of Energy, which helped bring a new form of renewable energy to Israel,” said Eco Wave Power‘s co-founder and Chief Executive Officer Inna Braverman. “With the power station’s upcoming connection to the energy grid, Israel will finally start exploring the immense power of wave energy – one of the most reliable and consistent sources of renewable energy in the world.”

“Eco Wave Power had the pleasure of working with the Israeli Energy Ministry, led by the Chief Scientist, Mr. Gideon Friedman. The work process was clear and efficient, and we feel that the support of the Energy Ministry really created a significant leap forward for the wave energy industry in Israel,” said Aharon Yehuda, the Company’s Chief Financial Officer.

The next step is to officially connect the EWP-EDF One power station to Israel’s energy grid. The Company is waiting for the last technical approval from the Israeli Electric Company, and anticipates an official “plugging in” ceremony in the coming months.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company is currently finalizing the construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology” and will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles. The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com. Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

For media inquiries, please contact:

Jacob Scott, Vectis Strategies

+1.412.445.7719

jscott@vectisstrategies.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses that its wave energy project is set to be Israel’s first onshore wave energy power station, officially connected to the national electrical grid and the timing of the connection to the energy grid. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 27, 2023, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.